Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA Partners with World Liberty Financial to Build Global Token Economy in Combat Sports

MMA.INC will integrate and deploy WLFI’s USD1 stablecoin to engage and incentivize MMA’s global community of fighters, fans, coaches and gyms

New York, NY – December 30, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, announced today that it has executed a Strategic Memorandum of Understanding (MOU) with decentralized finance platform World Liberty Financial (“WLFI”). Together, MMA.INC and WLFI will design, issue, and scale the MMA.INC utility token and integrate USD1, World Liberty Financials’ stablecoin, as the foundational layer of MMA.INC’s on-chain ecosystem.

Under the MOU, MMA.INC and World Liberty Financial will collaborate across token architecture, on-chain economic modelling, stablecoin reserve design, treasury operations, platform integration, joint go-to-market, and ecosystem governance. This partnership will create one of the world’s first large-scale, real utility Web3 economies in sports, bringing blockchain-powered engagement to a global community of fans, coaches, athletes and gyms.

World Liberty Financial will also join the MMA.INC Strategic Advisory Board, formalizing its role in guiding the token framework, regulatory alignment, and long-term sustainable growth of the MMA.INC on-chain ecosystem.

Donald Trump Jr., Co-Founder of World Liberty Financial, and Strategic Advisor to MMA.INC, said, “This partnership brings together the unique world leading capabilities and assets of World Liberty Financial and MMA.INC. I’m incredibly proud that MMA.INC now has the opportunity to leverage the world class technology and financial infrastructure of World Liberty Financial to accelerate its Web3 strategy.”

Nick Langton, Founder & CEO of MMA Group, commented, “This partnership sets the foundation for a global on-chain ecosystem that merges the passion of combat sports with the utility of modern digital finance. World Liberty Financial brings deep expertise in stablecoin architecture and next-generation payments technology. Together, we will create a token economy with genuine utility, strong governance and scalability to serve the global community of martial arts fans, practitioners, coaches and athletes.”

A transformative partnership for MMA.INC’s Web3 expansion, this MOU establishes four high-impact workstreams to build a scalable, “real utility” blockchain ecosystem.

●	MMA.INC Token Architecture: Design of the full token economy, governance model and USD1-backed stability framework.

●	USD1 Integration Across MMA Platforms: Stablecoin-enabled payments, rewards and access, powered by WLFI’s onchain infrastructure.

●	Global Market Activation: Co-branded campaigns and ecosystem rollout across MMA’s fighters, gyms, and fan network.

●	Strategic Advisory & Governance: WLFI joins MMA.INC’s Advisory Board to guide token economics, compliance, and long-term stability.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms, and 800 verified gyms across 16 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders

We are bringing together martial arts fans, fighters, gyms, and coaches in a single onchain ecosystem. Unlike other models that focus on digital collectibles or limited fan tokens, we’re all about real participation and achievement.

-	From the Ground Up to Worldwide: With over 800 verified gyms and 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Participation as Currency: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged onchain and can be redeemed for real rewards.
-	Merit over Speculation: Rewards will be based on effort, passion and progress, allowing the economy to grow through genuine participation rather than financial gain.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype, and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

About World Liberty Financial

World Liberty Financial (WLFI) is a pioneering decentralized finance (DeFi) protocol and governance platform dedicated to empowering individuals through transparent, accessible, and secure financial solutions. Inspired by the vision of President Donald J. Trump, WLFI seeks to democratize access to DeFi by creating user-friendly tools that bring the benefits of decentralized finance to a broader audience. WLFI plans to be at the forefront of DeFi, offering an intuitive, robust platform that empowers users to participate actively in the financial future.

For more information, visit worldlibertyfinancial.com

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, potential digital asset treasury, potential MMA.INC token, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

E: nick@mma.inc

E: wlfi@wachsman.com